

July 26, 2019

James B. Frakes
Chief Financial Officer
Aethlon Medical, Inc.
9635 Granite Ridge Drive, Suite 100
San Diego, California 92123

> **Re: Aethlon Medical, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed July 12, 2019**
> **File No. 333-231397**

Dear Mr. Frakes:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 1, 2019 letter.

Amendment No. 2 to Registration Statement on Form S-3 filed July 12, 2019

Exhibits

1.   We note your response to prior comment 1. Given the assumptions in primary counsel's opinion filed as exhibit 5.2, and the last sentence of the second paragraph on page 2 of that opinion, it appears that primary counsel is relying on local counsel's opinion.
While primary counsel's opinion is limited to the laws of the State of New York, it does not appear from exhibit 5.1 that local counsel has provided an opinion that the registrant is validly existing, has the power to create the obligations and has taken the required steps to authorize entering into the obligations under the laws of the State of Nevada. Please confirm that when a takedown occurs you will file an updated opinion that the registrant is validly existing, has the power to create the obligations and has taken the required steps to

authorize entering into the obligations under the laws of your jurisdiction of organization. For guidance, please refer to Part II.B.1.(e) and (f) and Part II.B.2.a of Staff Legal Bulletin No. 19 (October 14, 2011) available on the Commission's website.

 Please contact Thomas Jones at 202-551-3602 or Tim Buchmiller, Senior Attorney, at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery

cc: Julie Robinson, Esq.